September 25, 2014

Via E-mail and EDGAR:
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Discovery Communications, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 20, 2014
File No. 1-34177

Dear Mr. Spirgel:

Set forth below is Discovery Communications, Inc.'s (the “Company”, "we" or "our") response to the Securities and Exchange Commission Staff's (“SEC” or the “Staff”) comment given by letter, dated September 12, 2014 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 20, 2014. For ease of reference, we have repeated the Staff's comment preceding our response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 22. Reportable Segments, page 97

1.     Comment:
We note that you have three reportable segments; U.S. Networks, International Networks, and Education. Based on your prior response to comment three from our letter dated May 7, 2009, it appears that you aggregated various operating segments into three reportable segments. In this regard, please disclose if you continue to aggregate operating segments into reportable segments in accordance with ASC 280-10-50-21. Tell us what operating segments are aggregated and how you considered the aggregation criteria in ASC 280-10-50-11 through 21.

Response:
We respectfully advise the Staff that the Company no longer aggregates operating segments into reportable segments because each of our reportable segments is comprised of a single operating segment. The discussion below is intended to provide additional information on the historical aggregation of our operating segments into our reported segments, which are U.S. Networks, International Networks (DNI) and Education (formerly presented as Education and Other or as Commerce, Education, and Other).

U.S. Networks

At the time the Company responded to comment 3 from your letter dated May 7, 2009, the Company aggregated several operating segments into its U.S. Networks reportable segment. During the years ended December 31, 2008 and 2009, the Discovery Channel, TLC and Animal Planet, the Company’s fully distributed networks in the United States, qualified as operating segments because the Company included discrete network financial information for each in the quarterly financial package presented to the Chief Operating Decision Maker, "CODM," and each network had a general manager who reported directly to the CODM. During the year-ended December 31, 2010, the Company restructured the U.S. Networks and ceased reporting the discrete network financial information in the CODM financial package. The individual networks extensively share programming and affiliate revenue and ad sales functions. Accordingly, management determined that the discrete network financial information was not meaningful due to the judgments and estimates required to allocate costs and revenues among them. Additionally, the management reporting structure has evolved, and the Company's fully distributed networks share general managers. Therefore, for the year ended December 31, 2010 and subsequent periods, the fully distributed networks no longer qualified as operating segments and the U.S. Networks reportable segment was comprised of only one operating segment. Accordingly, the reference to the aggregation of operating segments was removed from the Company’s segment disclosure beginning with the Form 10-K for the year-ended December 31, 2010.

DNI

The Company considers DNI to be one operating segment in accordance with ASC 280-10-50-1 through 9, “Operating Segments.” Because there is only one operating segment, the aggregation criteria of ASC 280-10-50-11 through 21 were not applied with respect to the DNI reportable segment as presented in the Company’s segment footnote for the years ended December 31, 2009 through December 31, 2013 and related interim periods.

Education

In the Company’s segment footnote presented in annual and quarterly filings between December 31, 2009 and December 31, 2013, the Company presented Education, Education and Other or Commerce, Education, and Other, which was made up of operating segments that did not meet the quantitative thresholds of reportable segments and met the requirement to combine in accordance with ASC 280-10-50-15.

* * * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me at (240) 662-2425 or Kurt_Wehner@discovery.com.

/s/ KURT T. WEHNER
Kurt T. Wehner
Executive Vice President and Chief Accounting Officer, Discovery Communications, Inc.

cc: David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.;
Andy Warren, Chief Financial Officer, Discovery Communications, Inc.;

Bruce Campbell, Chief Development Officer and General Counsel, Discovery Communications, Inc.;
Stephanie Marks, Senior Vice President, Securities Law and Corporate Secretary, Discovery Communications, Inc.;
Kristine Deringer, Vice President Technical Accounting and External Reporting, Discovery Communications, Inc.;
Paul Fischer, Staff Attorney, Securities and Exchange Commission;
Terry French, Accountant Branch Chief, Securities and Exchange Commission;
Inessa Kessman, Senior Staff Accountant, Securities and Exchange Commission;
Rudy Licciardi, Partner, PricewaterhouseCoopers LLP